UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

LIBERTY BROADBAND CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	47-121194
(State of or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd. Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series A Cumulative Redeemable Preferred Stock, par value $0.01	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: 333-248854 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

The security to be registered hereby is the Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Liberty Broadband Preferred Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Registrant” or “Liberty Broadband”).

Reference is made to (i) Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 (File No. 333-248854), which was filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2020 and declared effective by the SEC on October 30, 2020 (the “Registration Statement”), and (ii) the Agreement and Plan of Merger, dated August 6, 2020, by and among Liberty Broadband, GCI Liberty, Inc. (“GCI Liberty”), Grizzly Merger Sub 1, LLC, a wholly owned subsidiary of Liberty Broadband, and Grizzly Merger Sub 2, Inc., a wholly owned subsidiary of Grizzly Merger Sub 1, LLC, as may be amended from time to time. The Registration Statement relates to, among other things, the proposed acquisition of GCI Liberty by the Registrant in a stock-for-stock merger (the “Combination”). The Registrant has been informed that the Liberty Broadband Preferred Stock will trade under the symbol “LBRDP.”

A description of the Liberty Broadband Preferred Stock as set forth in the Registrant’s Certificate of Designations of Series A Cumulative Redeemable Preferred Stock (the “certificate of designations”) to be in effect at the time of the completion of the Combination is set forth below. Such description is qualified in its entirety by reference to the full text of the certificate of designations, a form of which is filed as Exhibit 4.1 to this Registration Statement on Form 8-A. The Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.7 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed February 3, 2020 (File No. 001-36713)) is incorporated herein by reference and made part of this registration statement in its entirety.

Shares Authorized

Liberty Broadband's authorized capital stock consists of one billion sixty-eight million seven hundred fifty thousand (1,068,750,000) shares, of which one billion eighteen million seven hundred and fifty thousand (1,018,750,000) shares are designated common stock, par value $0.01 per share, and fifty million (50,000,000) shares are designated preferred stock, par value $0.01 per share. The common stock is divided into three series. Liberty Broadband has five hundred million (500,000,000) shares of Liberty Broadband Series A common stock, par value $0.01 per share (“Liberty Broadband series A common stock”), eighteen million seven hundred and fifty thousand (18,750,000) shares of Liberty Broadband Series B common stock, par value $0.01 per share (“Liberty Broadband Series B common stock”), and five hundred million (500,000,000) shares of Liberty Broadband Series C common stock, par value $0.01 per share (“Liberty Broadband Series C common stock”), authorized. With respect to the preferred stock, seven million three hundred thousand (7,300,000) shares are designated Liberty Broadband Preferred Stock and forty-two million seven hundred thousand (42,700,000) shares are undesignated as to series.

Liberty Broadband Preferred Stock

Voting Rights

The shares of Liberty Broadband Preferred Stock are designated as a voting security for purposes of the Registrant’s Restated Certificate of Incorporation (the “charter”).

Each record holder of shares of Liberty Broadband Preferred Stock is entitled to one-third of a vote per share held by such holder, subject to adjustment (to the nearest tenth of a vote per share) in accordance with the certificate of designations in the event of any stock split, stock dividend or other distribution, reclassification, recapitalization or similar event affecting the Liberty Broadband common stock and the aggregate number of votes that may be cast by the holders of shares of the Liberty Broadband Series A common stock and Liberty Broadband Series B common stock, voting together as a separate class or series, such that the voting power of the Liberty Broadband Preferred Stock immediately following the adjustment event is substantially equivalent to the voting power of the Liberty Broadband Preferred Stock immediately prior to the adjustment event.

The holders of shares of Liberty Broadband Preferred Stock are entitled to vote together as a class generally with the holders of shares of the Liberty Broadband Series A common stock and Liberty Broadband Series B common stock with respect to the election of directors and on all matters submitted to a vote of the holders of the Liberty Broadband Series A common stock and Liberty Broadband Series B common stock (together with the holders of shares of any class or series of Senior Stock, Parity Stock or Junior Stock (as each such term is defined in the certificate of designations) then entitled to vote together as a class with the holders of shares of the Liberty Broadband Series A common stock and Liberty Broadband Series B common stock), except as required by the Liberty Broadband charter, the certificate of designations or by applicable law.

Dividends

The holders of shares of Liberty Broadband Preferred Stock are entitled to receive, when and as declared by the board of directors of Liberty Broadband (the “Liberty Broadband Board”), out of legally available funds, preferential dividends that accrue and cumulate as provided in the certificate of designations.

Dividends on each share of Liberty Broadband Preferred Stock accrue on a daily basis at a rate of 7.00% per annum of the liquidation price from the Dividend Accrual Commencement Date (as defined in the certificate of designations).

Accrued dividends are payable quarterly on each dividend payment date, which is January 15, April 15, July 15, and October 15 of each year, commencing on the first such date following the Dividend Accrual Commencement Date.

If Liberty Broadband fails to pay cash dividends on the Liberty Broadband Preferred Stock in full for any four consecutive or non-consecutive dividend periods then the dividend rate shall increase by 2.00% per annum of the liquidation price until cured.

If at any time or from time to time the Liberty Broadband Preferred Stock fails to be publicly traded for 90 consecutive days or longer, then the dividend rate shall increase by 2.00% per annum of the liquidation price until cured.

To the extent the dividend amount due to the holders of Liberty Broadband Preferred Stock is not paid in full on a dividend payment date for any reason, all dividends (whether or not declared) that have accrued on a share of Liberty Broadband Preferred Stock during the dividend period ending on such dividend payment date and which are unpaid will be added to the liquidation price of such share and remain until paid.

Subject to certain exceptions, so long as any shares of Liberty Broadband Preferred Stock are outstanding, Liberty Broadband may not declare or pay any dividend or make any distribution whatsoever with respect to, or purchase, redeem, or otherwise acquire, any Junior Stock or any Parity Stock, unless and until (i) all dividends, including GCI Liberty unpaid dividends (as defined below), to which the holders of shares of Liberty Broadband Preferred Stock are entitled for all current and all previous dividend periods have been paid (or appropriately set aside), and (ii) Liberty Broadband shall have paid in full (or appropriately set aside) all redemption payments with respect to the Liberty Broadband Preferred Stock that Liberty Broadband is then obligated to pay.

Conversion

Shares of Liberty Broadband Preferred Stock are not convertible into shares of any other series of Liberty Broadband capital stock.

Distributions Upon Liquidation, Dissolution or Winding Up

Subject to the prior payment in full of the preferential amounts to which any Senior Stock is entitled, in the event of any liquidation, dissolution or winding up of Liberty Broadband, whether voluntary or involuntary, the holders of shares of the Liberty Broadband Preferred Stock are entitled to receive, before any payment or distribution shall be made to the holders of shares of any Junior Stock, an amount in property or cash, as determined by the Liberty Broadband Board in good faith, or a combination thereof, per share, equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued through the date of distribution of amounts payable to holders of shares of Liberty Broadband Preferred Stock in connection with such liquidation, dissolution or winding up of Liberty Broadband since the immediately preceding dividend payment date, which payment shall be made pari passu with any such payment made to the holders of shares of any Parity Stock.

The liquidation price of each share of Liberty Broadband Preferred Stock is the sum of (i) $25, plus (ii) an amount equal to any unpaid dividends (whether or not declared) accrued with respect to such share which pursuant to the terms of the certificate of designations have been added to and then remain part of the liquidation price as of such date plus (iii) an amount equal to any dividends accrued and unpaid on a share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GCI Liberty, Inc. (“GCI Liberty Preferred Stock”) prior to and as of the Dividend Accrual Commencement Date that have been added to the liquidation price of a share of GCI Liberty Preferred Stock and remain unpaid as of the consummation of the Combination whereby Liberty Broadband acquired all of the outstanding shares of GCI Liberty, Inc. in a stock-for-stock merger (“GCI Liberty unpaid dividends”).

The shares of Liberty Broadband Preferred Stock are not participating.

Mandatory Redemption

Liberty Broadband is required to redeem all outstanding shares of Liberty Broadband Preferred Stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date through the redemption date, on the first business day following March 8, 2039.

The certificate of designations provides certain mechanisms for partial redemption and places certain restrictions on Liberty Broadband in the event Liberty Broadband does not have funds legally available to satisfy its redemption obligations.

The certificate of designations does not provide for optional redemption of shares of Liberty Broadband Preferred Stock prior to the redemption date.

Protective Provisions

In addition to any vote required by certificate of designations or applicable law, for so long as any of the shares of Liberty Broadband Preferred Stock remain outstanding, Liberty Broadband may not take the following actions without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Liberty Broadband Preferred Stock, consenting or voting separately as a series:

•	amend, alter or repeal the terms of the Liberty Broadband Preferred Stock, whether by merger, share exchange, consolidation or otherwise, in a manner that adversely affects the powers, preferences or rights of the Liberty Broadband Preferred Stock, unless each share of Liberty Broadband Preferred Stock (i) will remain outstanding without material and adverse change to the powers or rights of the Liberty Broadband Preferred Stock or (ii) will be converted or exchanged for preferred stock of the surviving entity having powers, preferences and rights substantially identical to that of a share of Liberty Broadband Preferred Stock (with limited exceptions); or

•	authorize, create or issue, or increase the authorized or issued amount of, any class of Senior Stock or reclassify any of the authorized capital stock of Liberty Broadband into such shares of Senior Stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any shares of Senior Stock.

In any merger or consolidation that provides for the payment of only cash to the holders of shares of Liberty Broadband Preferred Stock, each holder of shares of Liberty Broadband Preferred Stock is entitled to receive an amount equal to the liquidation price of the shares of Liberty Broadband Preferred Stock held by such holder, plus an amount equal to the accrued and unpaid dividends (whether or not declared) on such shares since the immediately preceding dividend payment date.

Preemptive Rights

The holders of shares of Liberty Broadband Preferred Stock do not have any preemptive right to subscribe for or purchase any capital stock or other securities which may be issued by Liberty Broadband.

Waiver

Any provision of the certificate of designations and any right of the holders of shares of Liberty Broadband Preferred Stock may be waived as to all shares of Liberty Broadband Preferred Stock (and the holders thereof) upon the written consent of the Liberty Broadband Board (or any authorized committee thereof) and the holders of a majority of the shares of Liberty Broadband Preferred Stock then outstanding.

Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A:

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Liberty Broadband Corporation (incorporated by reference to Exhibit 3.1 to Liberty Broadband Corporation's Current Report on Form 8-K filed on November 10, 2014 (File No. 001-36713)).
3.2	Amended and Restated Bylaws of Liberty Broadband Corporation (incorporated by reference to Exhibit 3.1 to Liberty Broadband Corporation's Current Report on Form 8-K filed on August 13, 2015 (File No. 001-36713)).
4.1	Form of Certificate of Designations of Series A Cumulative Redeemable Preferred Stock of Liberty Broadband Corporation (incorporated by reference to Annex L to Liberty Broadband Corporation’s Amendment No. 2 to its Registration Statement on Form S-4 filed on October 29, 2020 (File No. 333-248854) (the “Registration Statement”)).
4.2	Specimen Certificate for shares of Series A Cumulative Redeemable Preferred Stock of Liberty Broadband Corporation (incorporated by reference to Exhibit 4.3 to the Registration Statement).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LIBERTY BROADBAND CORPORATION

Date: December 18, 2020	By:	/s/ Renee L. Wilm
Name: Renee L. Wilm
Title: Chief Legal Officer